UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

(Commission File No. 001-32305)

CORPBANCA
(Translation of registrant’s name into English)

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Enrique Perez A.
Name: Enrique Perez A.
Title: Chief Financial Officer

Date: August 1, 2007

CORPBANCA ANNOUNCES FIRST SEMESTER 2007 RESULTS

Santiago, Chile, July 31, 2007 - CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first semester of 2007 (previously announced as 2007 second quarter results). This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of June 30, 2007 and percentages are expressed in real terms. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at our June 30, 2007 exchange rate of Ch$527.42 per U.S. dollar.

Corpbanca 2007 Consolidated First Semester Results

•	Analysis of Results

Net income for the six-month period ended June 30, 2007 was Ch$18,508 million, an increase of Ch$145 million, or 0.8% as compared to the same period last year.  Our gross margin increased by Ch$13,977 million, or 21.2% versus the same period last year. This increase in gross margin is offset by the negative impact on the results of our treasury business which was caused by a cut in interest rates during January 2007 of approximately Ch$2 billion, an increase in operating expenses of Ch$5,296 million, provisions for loan losses of Ch$4,182 million and an increase in price-level restatement expenses of Ch$3,127 million.

				Percentage
				change
			Change between	between 2006
	Period ended	Period ended	2006 and 2007	and
	June 30, 2006	June 30, 2007	periods	2007 periods
(Expressed in millions of Chilean pesos, except percentage amounts)
Gross margin	65,797	79,774	13,977	21.2%
Operating expenses	(32,415)	(37,711)	(5,296)	16.3%
Provisions for loan losses	(8,014)	(12,196)	(4,182)	52.2%
Income attributable to investments in other companies	377	203	(174)	(46.2%)
Other non-operating expenses	(50)	(1,003)	(953)	1,906.0%
Net gain (loss) from price-level restatement	(3,666)	(6,793)	(3,127)	85.3%
Net income before taxes	22,029	22,274	245	1.1%
Income tax provisions	(3,666)	(3,766)	(100)	2.7%
Net income	18,363	18,508	145	0.8%

•	Gross Margin

Our gross margin increased by Ch$13,977 million, or 21.2%, for the six-month period ended June 30, 2007 as compared to the same period last year. This is largely a result of increases in net interest revenue, net fees and income from services and net foreign exchange transactions, a total increase of Ch$16,567 million. However, these gains were partially offset by a decrease in net gains from trading activities and other operating losses, a total decrease of Ch$2,590 million from the same period last year.

				Percentage
				change
			Change between	between 2006
	Period ended	Period ended	2006 and 2007	and
	June 30, 2006	June 30, 2007	periods	2007 periods
(Expressed in millions of Chilean pesos, except percentage amounts)
Net interest revenue	53,314	65,676	12,362	23.2%
Fees and income from services, net	13,907	16,559	2,652	19.1%
Gains from trading activities, net	3,480	1,323	(2,157)	(62.0%)
Foreign exchange transactions, net	728	2,281	1,553	213.3%
Other operating loss, net	(5,632)	(6,065)	(433)	7.7%
Gross margin	65,797	79,774	13,977	21.2%

Net interest revenue, as adjusted (*)	51,720	65,976	14,256	27.6%
Foreign exchange rate earnings, as adjusted (*)	2,322	1,981	(341)	(14.7%)

(*) Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes

Net interest revenue for the six-month period ended June 30, 2007 was Ch$65,676 million, an increase of Ch$12,362 million, or 23.2%, as compared to the same period last year.

www.corpbanca.cl	Rosario Norte 660, Las Condes, Chile Phone: 56 (2) 687 8000

Fees and income from services for the six-month period ended June 30, 2007 was Ch$16,559 million, an increase of Ch$2,652 million, or 19.1%, as compared to the same period last year. This increase is due to our effort to increase fees in line with what we believe to be the market standard and to improve our fee collection processes for products oriented to retail banking customers (e.g. checking accounts and credit cards). We believe that our customers’ acceptance of these changes demonstrate the high level of loyalty to our products and services. This also reflects the increase in our client base as of June 30, 2007 as compared to the same period last year. As of June 30, 2007 we had approximately 53 thousand retail checking accounts and 203 thousand credit cards, an increase over the same period last year of 19.0% and 46.0%, respectively.

Net gains from trading activities and foreign exchange transactions decreased by Ch$604 million during the six-month period ended June 30, 2007 as compared to the same period last year. This is mainly due to the negative impact of the decision of the Chilean Central Bank to cut interest rates in January 2007.

•	Operating Expenses

Operating expenses increased by Ch$5,296 million, or 16.3%, for the six-month period ended June 30, 2007 as compared to the same period last year. This increase was a result of higher personnel salaries and expenses and administrative and other expenses.

				Percentage
				change
			Change between	between 2006
	Period ended	Period ended	2006 and 2007	and
	June 30, 2006	June 30, 2007	periods	2007 periods
(Expressed in millions of Chilean pesos, except percentage amounts)
Personnel salaries and expenses	(20,269)	(23,114)	(2,845)	14.0%
Administrative and other expenses	(9,484)	(11,778)	(2,294)	24.2%
Depreciation and amortization costs	(2,662)	(2,819)	(157)	5.9%
Total operating expenses	(32,415)	(37,711)	(5,296)	16.3%

Personnel salaries and expenses increased by Ch$2,845 million, or 14.0%, as compared to the same period last year. This increase reflects our growth in personnel to handle additional business activity in our commercial and operational areas. In addition, administrative and other expenses increased during the six-month period ended June 30, 2007 by Ch$2,294 million, or 24.2%, as compared to the same period last year. The increase was primarily due to greater expenditures for marketing campaigns and for leases of additional branches.

•	Price-level Restatement

During the six-month period ended June 30, 2007, we recorded Ch$6,793 million of net expenses due to price-level restatement, an increase of Ch$3,127 million, or 85.3%, as compared to the same period last year. This increase in expenses is a result of the higher inflation rate in Chile for the six-month period ended June 30, 2007 as compared to the same period last year.

•	Other Indicators

Our return on equity after taxes decreased from 9.2% as of June 30, 2006 to 9.0% as of June 30, 2007, principally due to our lower earnings during January 2007 resulting from the negative impact of the decrease of interest rates set by the Central Bank of Chile in January.

Net interest margin (net interest revenue over interest-earning assets) increased by 10 basis points from 3.3% to 3.4% as of June 30, 2007 as compared to the same period last year.

www.corpbanca.cl	Rosario Norte 660, Las Condes, Chile Phone: 56 (2) 687 8000

•	Business Activity

Loan Portfolio. Our total loan portfolio (net of interbank loans) totaled Ch$3,665,189 million as of June 30, 2007, representing an increase of 18.5% TTM (real). In addition, our loan portfolio market share in Chile increased from 6.2% as of June 30, 2006 to 6.5% as of June 30, 2007 (excluding interbank loans).

				Percentage
				change
			Change between	between 2005
	As of	As of	2005 and 2006	and
	June 30, 2006	June 30, 2007	periods	2006 periods
(Expressed in millions of Chilean pesos, except percentage amounts)
Commercial*	1,396,693	1,736,119	339,426	24.3%
Consumer*	397,242	476,684	79,442	20.0%
Foreign trade	260,211	223,338	(36,873)	(14.2%)
Housing mortgages	140,687	152,903	12,216	8.7%
Commercial mortgages	195,899	184,137	(11,762)	(6.0%)
Other commercial mortgages	1,719	1,593	(126)	(7.3%)
Other housing mortgages	140,987	270,095	129,108	91.6%
Leasing contracts	225,231	238,570	13,339	5.9%
Factored receivables	59,892	58,597	(1,295)	(2.2%)
Contingent	245,218	294,978	49,760	20.3%
Past due loans	29,115	28,013	(1,102)	(3.8%)
Other outstanding loans	147	162	15	10.2%
Total loans (excluding interbank loans)	3,093,041	3,665,189	572,148	18.5%

(*) Includes overdrafts

According to the Chilean Superintendency of Banks and Financial Institutions (Superintendency), we recorded TTM retail loan growth of 32.7% while the average growth in the Chilean banking sector was 16.2%.

According to the Superintendency, residential mortgages loans demonstrated the highest growth rate in real terms (comprised of the housing mortgages and other housing mortgages), with an increase of 49.8% as of June 30, 2007 as compared to the same period last year. This increase in residential mortgages loans easily outpaced the 16.5% growth reported for Chilean Banking Industry. This growth allowed us to increase our market share in residential mortgage loans from 2.8 % to 3.6% as of June 30, 2006 and 2007, respectively.

•	Other Indicators

Our risk index (allowances for loan losses over total loans) for the six-month period ended June 30, 2007, was 1.4%, which compares favorably to our 1.5% risk index for the same period last year. This is in line with the 1.5% risk index reported for the Chilean banking industry for the same period. The improvement in the risk index was mainly a result of changes in the composition of our loan portfolio, including a decrease in past-due loans of 3.8% as of June 30, 2007 as compared to the same period last year. Our past-due loans over total loans, net of interbank, was 0.8%, while the Chilean banking industry reported 0.9% as of June 30, 2007.

Our coverage ratio, measured as allowances for loan losses over past-due loans, increased from 163.5% to 184.5% as of June 30, 2006 and 2007, respectively. The Chilean banking sector recorded a coverage ratio of 188.9% as of June 30, 2007.

www.corpbanca.cl	Rosario Norte 660, Las Condes, Chile Phone: 56 (2) 687 8000

•	Financing

				Percentage
				change
			Change between	between 2005
	As of	As of	2005 and 2006	and
	June 30, 2006	June 30, 2007	periods	2006 periods
(Expressed in millions of Chilean pesos, except percentage amounts)
Saving accounts and time deposits	1,514,542	1,976,563	462,021	30.5%
Current (checking) accounts	160,395	177,814	17,419	10.9%
Banker's drafts and other sight deposits	78,091	124,068	45,977	58.9%
Mortgage bonds	317,018	357,790	40,772	12.9%
Domestic borrowings	95,639	78,725	(16,914)	(17.7%)
Foreign borrowings	230,993	202,818	(28,175)	(12.2%)

Funds in process of settlement	27,653	16,828	(10,825)	(39.1%)
Current (checking) accounts + other sight deposits (*)	210,833	285,054	74,221	35.2%

Our domestic and other borrowings (saving accounts and time deposits, current (checking) accounts, banker’s drafts and other sight deposits, mortgage bonds and domestic borrowings) increased by Ch$549,275 million, or 25.4%, as of June 30, 2007 as compared to the same period last year. This increase was primarily a result of an increase in savings accounts and time deposits of Ch$462,021 million, or 30.5%.

•	Shareholders’ Equity

We paid dividends totaling 75% of 2006 net income on February 27, 2007, capitalizing Ch$9,776 million.

We are the fourth-largest private bank in Chile, based on our capital and reserves of Ch$411,558 million as of June 30, 2007. According to the Superintendency, our equity market share is 7.8% as of June 30, 2007.

Our Basle Index as of June 30, 2007 was 12.6% compared to 14.4% as of June 30, 2006.

www.corpbanca.cl	Rosario Norte 660, Las Condes, Chile Phone: 56 (2) 687 8000

Conference Call on First Semester 2007 Results

You are invited to participate in Corp Banca’s conference call on Wednesday, July 1, 2007 to discuss the First Semester 2007 Financial Results and respond to investor questions.

Time:	9:30 am (Santiago, Chile)
9:30 am EDT (US)
14:30 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson:  Mr. Mario Chamorro, CEO
You should dial in 10 minutes prior to the commencement of the call.

Alternative Back-Up numbers for the conference call: In case of any problem with the above numbers, participants should dial one of the following numbers and quote “Corp Banca”:

U.S.A. participants	1866 223 0615
Outside the US participants	+44 1452 586 513
UK participants	0800 694 1503

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Sunday, August 5th, 2007.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “Corp Banca Second Quarter 2007 Results Webcast”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code: 2339939#

The webcast, together with this press release, will be archived and will be accessible through Corp Banca’s website at www.corpbanca.cl under "Investor Relations - Financial Information".

www.corpbanca.cl	Rosario Norte 660, Las Condes, Chile
Phone: 56 (2) 687 8000

Consolidated Balance Sheets (unaudited)
(In millions of Chilean pesos as of June 30, 2007, except percentages)

	As of June 30,		Change
	2006	2007	MCh$	%

Assets

Cash and due from banks	82,261.2	96,280.0	14,018.8	17.0%
Total Loans	3,093,040.8	3,665,189.4	572,148.6	18.5%
Provisions	(47,605.6)	(51,676.4)	(4,070.8)	8.6%
Loans, net	3,045,435.2	3,613,513.0	568,077.8	18.7%
Loans to financial institutions	37,046.9	15,502.2	(21,544.7)	(58.2%)
Securities trading	1,571.8	27,883.0	26,311.2	1674.0%
Investments	115,227.6	185,922.3	70,694.7	61.4%
Financial derivative contracts	3,927.2	9,817.1	5,889.9	150.0%
Other assets	98,243.2	196,103.9	97,860.7	99.6%
Fixed assets	34,934.7	33,980.5	(954.2)	(2.7%)
Total assets	3,418,647.8	4,179,002.0	760,354.2	22.2%

Liabilities
Current (checking) accounts	160,395.1	177,813.6	17,418.5	10.9%
Time deposits and other obligations	2,219,923.9	2,879,722.1	659,798.2	29.7%
Subordinated bonds	46,071.1	43,127.7	(2,943.4)	(6.4%)
Banking bonds	187,502.6	218,326.1
Borrowings from domestic financial institutions	69,199.3	51,095.6	(18,103.7)	(26.2%)
Foreign borrowings	230,992.9	202,818.2	(28,174.7)	(12.2%)
Financial derivative contracts	1,817.7	13,295.7	11,478.0	0.0%
Other	83,524.6	162,736.9	79,212.3	94.8%
Total liabilities	2,999,427.2	3,748,935.9	749,508.7	25.0%
Shareholders' equity	419,220.6	430,066.1	10,845.5	2.6%
Total liabilities and shareholders' equity	3,418,647.8	4,179,002.0	760,354.2	22.2%

www.corpbanca.cl	Rosario Norte 660, Las Condes, Chile
Phone: 56 (2) 687 8000

Consolidated Statements of Income (unaudited)
(In millions of Chilean pesos as of December 31, 2006 (except percentages)

	As of June 30,		Change
	2006	2007	MCh$	%
(Expressed in millions of Chilean pesos, except percentage amounts)

OPERATING INCOME
Net interest revenue, net	53,313.5	65,675.9	12,362.4	23.2%
Gains from trading activities, net	3,479.8	1,323.0	(2,156.8)	(62.0%)
Fees and income from services, net	13,906.6	16,558.9	2,652.3	19.1%
Foreign exchange transactions, net	728.2	2,280.8	1,552.6	213.2%
Other operating loss, net	(5,631.5)	(6,064.5)	(433.0)	7.7%
Gross margin	65,796.6	79,774.1	13,977.5	21.2%

Personnel salaries and expenses	(20,268.5)	(23,114.4)	(2,845.9)	14.0%
Administrative and other expenses	(9,484.2)	(11,778.0)	(2,293.8)	24.2%
Depreciation and amortization	(2,662.4)	(2,818.8)	(156.4)	5.9%
Total operating expenses	(32,415.1)	(37,711.2)	(5,296.1)	16.3%

Net operating income	33,381.5	42,062.9	8,681.4	26.0%

Provisions for loan losses (*)	(8,013.9)	(12,195.7)	(4,181.8)	52.2%

Operating income	25,367.6	29,867.2	4,499.6	17.7%

OTHER INCOME AND EXPENSES
Non-operating income	1,394.3	114.8	(1,279.5)	(91.8%)
Non-operating expenses	(1,444.0)	(1,118.3)	325.7	(22.6%)
Income attributable to investments in other companies	376.6	203.4	(173.2)	(46.0%)
Price-level restatement	(3,666.1)	(6,793.1)	(3,127.0)	85.3%
Total other income and expenses	(3,339.2)	(7,593.2)	(4,254.0)	127.4%

Income before income taxes	22,028.4	22,274.0	245.6	1.1%

Income taxes	(3,666.2)	(3,765.5)	(99.3)	2.7%
Net income	18,362.2	18,508.5	146.3	0.8%

(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans

www.corpbanca.cl	Rosario Norte 660, Las Condes, Chile
Phone: 56 (2) 687 8000

	As of June 30, 2006	As of June 30, 2007
Selected Performance Ratios	or for the 6 months	or for the 6 months
	then ended	then ended

Solvency indicators
Basle index	14.4%	12.6%
Shareholders' equity /Total assets	11.7%	9.8%
Shareholders' equity /Total liabilities	13.4%	11.0%

Credit quality ratios
Risk index (1)	1.5%	1.4%
Past due loans / Total loans	0.9%	0.8%
Allowances / Total loans	1.5%	1.4%
Allowances / Past due loans	163.5%	184.5%
Provisions for loan losses / Total loans	0.5%	0.7%
Provisions for loan losses / Gross margin	12.2%	15.3%
Provisions for loan losses / Net income	43.6%	65.9%

Profitability ratios
Net interest revenue / Interest-earning assets (2)	3.3%	3.4%
Net interest revenue, as adjusted (3) / Interest-earning assets (2)	3.2%	3.4%
Gross margin/ Total assets	3.8%	3.8%
Gross margin/ Interest-earning assets (2)	4.1%	4.1%
Provisions and charge-off expenses/ Total assets	0.5%	0.6%
ROA (before taxes), over total assets	1.3%	1.1%
ROA (before taxes), over interest-earning assets (2)	1.4%	1.2%
ROE (before taxes)	11.0%	10.8%
ROA, over total assets	1.1%	0.9%
ROA, over interest-earning assets (2)	1.1%	1.0%
ROE	9.2%	9.0%
Income attributable to investments in other companies /
	52.5%	26.6%
Investment in other companies

Efficiency ratios
Operating expenses / Total assets	1.9%	1.8%
Operating expenses/ Total loans	2.1%	2.0%
Operating expenses / Gross margin	49.3%	47.3%

Earnings
Earnings per share before taxes (Chilean pesos per share)	0.19	0.20
Earnings per ADR before taxes (U.S. dollars per ADR)	1.84	1.86
Earnings per share (Chilean pesos per share)	0.16	0.16
Earnings per ADR (U.S. dollars per ADR)	1.53	1.55

(1) New risk index considers total loan loss alloawances

(2) Interest-earning assets : Total loans and financial investments

(3) Includes exchange rate earnings from the forward contracts

www.corpbanca.cl	Rosario Norte 660, Las Condes, Chile
Phone: 56 (2) 687 8000

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Contacts:

Corp Banca
Pablo Mejía
Head of Investor Relations
(56 - 2) 660-2342
pablo.mejia@corpbanca.cl

Investor Relation / Media
Nicolas Bornozis
President
Capital Link, Inc. / New York
(212) 661-7566
nbornozis@capitallink.com

www.corpbanca.cl	Rosario Norte 660, Las Condes, Chile
Phone: 56 (2) 687 8000